U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Persons

J.R. Simplot/J.R. Simplot Self Declaration of Revocable
Trust
999 Main Street, Suite 1300
Boise, ID  83702

2. Issuer Name and Ticker or Trading Symbol

Remington Oil and Gas Corporation (ROIL)

3. IRS or Social Security Number of Reporting Person
(Voluntary)

###-##-####

4. Statement for Month/Year

July, 2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer
(Check All Applicable)
____Director
  X 10% Owner
____Officer (give title below)
____Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable)
____Form filed by One Reporting Person
  X Form filed by more than One Reporting Person

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED,
DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security (Instr. 3)

Common Stock

2. Transaction Date (Month/Day/Year)

7/1/01

3. Transaction Code (Instr. 8)
P

4. Securities Acquired (A) or Disposed of (D) (Instr. 3,
4 and 5)

	Amount	(A) or (D)	Price
	2,785,028	A	$15.00

	See "Explanation of Responses."

5. Amount of Securities Beneficially Owned at End of Month
(Instr. 3 and 4)

5,631,028

6. Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

	D -	    1,000
	I - 	5,630,028

7. Nature of Indirect Beneficial Ownership (Instr. 4)

2,785,028 shares are owned by JRS Properties III LP ("JRS
Properties III").  The J.R. Simplot Self Declaration of
Revocable Trust (the "Trust") is the manager of JRS
Investments, L.L.C., which is sole holder of the 1% general partnership interest of JRS Properties III, L.P.
The Trust holds the 99% limited partnership interest in JRS

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Properties III, L.P.  Mr. Simplot, as trustee of the
Trust, controls and has beneficial interest in the shares held by JRS Properties III. Shares were acquired from S-Sixteen Limited Partnership in which Mr. Simplot disclaimed beneficial interest.

TABLE II - DERIVATIVE SECURITIES ACQUIRED,
DISPOSED OF, OR BENEFICIALLY OWNED
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)

Warrants to purchase 22,000 shares of Common Stock

2. Conversion or Exercise Price of Derivative Security

3. Transaction Date (Month/Day/Year)
	7/2/01

4. Transaction Code (Instr. 8)
	P

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

	(A)		(D)
	22,000

6. Date Exercisable and Expiration Date (Month/Day/Year)
	Date Exercisable 	Expiration Date

	Currently	12/31/01 (11,000 shares)
	Currently	12/31/03 (11,000 shares)

7. Title and Amount of Underlying Securities (Instr.
3 and 4)

	Title	Amount of Number of Shares

	Common Stock	22,000

8. Price of Derivative Security (Instr. 5)

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	$ 9.00	11,000
	$11.00	11,000

9. Number of Derivative Securities Beneficially Owned at
End of Month (Instr. 4)

	22,000

10. Ownership Form of Derivative Security: Direct (D) or
Indirect (I) (Instr. 4)

	I

11. Nature of Indirect Beneficiary Ownership (Instr. 4)

The 22,000 warrants to purchase shares of Common Stock are owned indirectly through an 11% limited partnership interest in S-Sixteen Limited Partnership which owns warrants to purchase 200,000 shares of Common Stock.
The 11% limited partnership interest is owned by the Trust. Beneficial ownership is disclaimed because the Trust does not have power to vote or dispose of the shares held by S-Sixteen.

Explanation of Responses:

The 2,785,028 shares acquired on July 1, 2001 were acquired by JRS Properties III.

					Reporting Persons:
					J.R. Simplot Self Declaration
					 of Revocable Trust

Date: 	January 2, 2002			By   /s/ J.R. Simplot
					_____________________________
					     J.R. Simplot, Trustee


Date: 	January 2, 2002			By   /s/ J.R. Simplot
					_____________________________
					     J.R. Simplot